UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

AVEPOINT, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

053604104

(CUSIP Number)

James Zhijian Zhu

c/o AvePoint, Inc.

525 Washington Blvd, Suite 1400

Jersey City, NJ 07310

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 053604104

1.	Names of Reporting Persons. James Zhijian Zhu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,246,223(1)
	8.	Shared Voting Power 7,700,177(1)
	9.	Sole Dispositive Power 3,246,223(1)
	10.	Shared Dispositive Power 7,700,177(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,946,400 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.1%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 2,670,009 shares held by MZ-Omega1 Trust, (ii) 2,394,335 shares held by MZ-Gamma LLC, (iii) 1,207,145 shares held by MZ-Alpha LLC, (iv) 1,207,145 shares held by MZ-Beta LLC, (v) 842,209 shares held by The Shanmiao Trust, (vi) 842,209 shares held by The Zhijian 2020 Trust, (vii) 402,378 shares held by MZ-Theta LLC, (viii) 402,378 shares held by MZ-Delta LLC, (ix) 402,378 shares held by MZ-Eta LLC and (x) 576,214 shares underlying options vested within 60 days of July 1, 2021. The Reporting Person shares voting and dispositive power with Sharron Shanmiao Ma with respect to the shares held by MZ-Alpha LLC, MZ-Beta LLC, MZ-Delta LLC, MZ-Eta LLC, MZ-Gamma LLC and MZ-Theta LLC. The Reporting Person shares voting and dispositive power with Brian Zhu with respect to the shares held by The Shanmiao Trust. The Reporting Person shares voting and dispositive power with Sharron Shanmiao Ma and Alec Zhu with respect to the shares held by The Zhijian 2020 Trust. The Reporting Person has sole voting and dispositive power with respect to the shares held by MZ-Omega1 Trust and shares underlying options.

CUSIP No. 053604104

(2)

This percentage is calculated based upon 180,272,767 shares outstanding as of July 1, 2021, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 7, 2021.

Item 1. Security and Issuer

(a)	This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (“Common Stock”), of AvePoint, Inc., a Delaware corporation (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at 525 Washington Blvd, Suite 1400, Jersey City, NJ 07310.

Item 2. Identity and Background

(a)	James Zhijian Zhu

(b)	The business address of the Reporting Person is c/o AvePoint, Inc., 525 Washington Blvd, Suite 1400, Jersey City, NJ 07310.

(c)	The Reporting Person is Chief Executive Officer of R&D Center of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3.

The Reporting Person acquired 10,370,186 shares (the “Merger Shares”) pursuant to the Business Combination Agreement and Plan of Reorganization (the “Business Combination Agreement”) dated November 23, 2020, by and among AvePoint, Inc., a Delaware corporation (“Legacy AvePoint”), Apex Technology Acquisition Corporation, a Delaware corporation (“Apex”), Athena Technology Merger Sub, Inc., a Delaware corporation (“Merger Sub 1”) and Athena Technology Merger Sub 2, LLC, a Delaware limited liability company (“Merger Sub 2,” and together with Merger Sub 1, the “Merger Subs”), as amended on December 30, 2020, March 8, 2021 and May 18, 2021. Pursuant to the terms of the Business Combination Agreement, a business combination of Legacy AvePoint and Apex was effected by the merger of Merger Sub 1 with and into Legacy AvePoint (the “First Merger”), with Legacy AvePoint surviving the First Merger as a wholly-owned subsidiary of Apex, and promptly following the First Merger, Legacy AvePoint was merged with and into Merger Sub 2 (the “Second Merger”), with Merger Sub 2 surviving the Second Merger (the “Surviving Entity”) as a wholly-owned subsidiary of Apex (the Second Merger together with the First Merger, the “Mergers” and, collectively with the other transactions described in the Business Combination Agreement, the “Business Combination”). Following the consummation of the Mergers on July 1, 2021 (the “Closing Date”), the Surviving Entity changed its name to AvePoint US, LLC and Apex changed its name from Apex Technology Acquisition Corporation to AvePoint, Inc. (the “Company”).

The Merger Shares are held as follows:

MZ-Gamma LLC	2,394,335
MZ-Omega1 Trust	2,670,009
MZ-Alpha LLC	1,207,145
MZ-Beta LLC	1,207,145
The Shanmiao Trust	842,209
The Zhijian 2020 Trust	842,209
MZ-Theta LLC	402,378
MZ-Delta LLC	402,378
MZ-Eta LLC	402,378
Total	10,370,186

CUSIP No. 053604104

The Merger Shares were issued to their respective holders on the Closing Date, upon the consummation of the Business Combination in respect of the respective holder’s existing shares of Legacy AvePoint.

In addition, the Business Combination Agreements provides that the former stockholders of Legacy AvePoint will receive additional shares of the Issuer’s common stock if the Issuer’s closing share price equals or exceeds $12.50, $15.00 and $17.50 for any 20 trading days within any consecutive 30-trading day period prior to July 1, 2028. The Reporting Person’s right to receive additional shares pursuant to this earn-out became fixed and irrevocable on July 1, 2021, the effective date of the merger.

Item 4.

The Reporting Person has acquired, and holds, the shares of Common Stock reported herein for investment purposes. The Reporting Person may acquire additional securities of the Issuer, depending on market indicators and the business performance of the Issuer, but does not currently plan to purchase a number of shares that would result in a substantial change in the beneficial ownership of the Reporting Person or his ability to influence control of the Issuer.

Other than as described above, and except that the Reporting Person may, from time to time or at any time, subject to market conditions and other factors, purchase additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the shares of Common Stock now owned or hereafter acquired by him to one or more purchasers or pursuant to a trading plan adopted pursuant to Rule 10b5-1 of the Exchange Act as of the date of this Schedule 13D, the Reporting Person does not have any present plans which relate to or would result in:

(i)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(ii)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(iii)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(iv)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(v)	any material change in the present capitalization or dividend policy of the Issuer;

(vi)

any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(vii)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(viii)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(ix)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(x)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)

The Reporting Person beneficially owns 10,946,400 shares of Common Stock of the Issuer, which represents 6.1% of the Issuer’s Common Stock outstanding as of July 1, 2021, based on 180,272,767 shares of the Issuer’s Common Stock outstanding as reported the Issuer’s Current Report on Form 8-K filed with the SEC on July 7, 2021. In addition, the Business Combination Agreements provides that the former stockholders of Legacy AvePoint will receive additional shares of the Issuer’s common stock if the Issuer’s closing share price equals or exceeds $12.50, $15.00 and $17.50 for any 20 trading days within any consecutive 30-trading day period prior to July 1, 2028. The Reporting Person’s right to receive additional shares pursuant to this earn-out became fixed and irrevocable on July 1, 2021, the effective date of the merger.

CUSIP No. 053604104

(b)

The Reporting Person shares voting and dispositive power with Sharron Shanmiao Ma with respect to the shares held by MZ-Alpha LLC, MZ-Beta LLC, MZ-Delta LLC, MZ-Eta LLC, MZ-Gamma LLC and MZ-Theta LLC. The Reporting Person shares voting and dispositive power with Brian Zhu with respect to the shares held by The Shanmiao Trust. The Reporting Person shares voting and dispositive power with Sharron Shanmiao Ma and Alec Zhu with respect to the shares held by The Zhijian 2020 Trust. The Reporting Person has sole voting and dispositive power with respect to the shares held by MZ-Omega1 Trust and shares underlying options.

(c)	Except as described in this Schedule 13D, the Reporting Person has not engaged in any transactions in the Issuer’s Common Stock in the past sixty days.

(d)

To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Lock-up Agreement

On July 1, 2021, certain stockholders of the Issuer, including the Reporting Person, entered into an agreement (the “Lock-Up Agreement”) providing that they will not, subject to certain exceptions, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the SEC promulgated thereunder, any shares of the Issuer’s Common Stock held by them immediately after the Effective Time (as defined in the Lock-Up Agreement), any shares of the Issuer’s Common Stock issuable upon the exercise of options to purchase shares of the Issuer’s Common Stock held by them immediately after the Effective Time, or any securities convertible into or exercisable or exchangeable for the Issuer’s Common Stock held by them immediately after the Effective Time (including any shares of the Issuer’s Common Stock) (the “Lock-Up Shares”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Lock-Up Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii) until 180 days after the Closing.

Registration Rights Agreement

On July 1, 2021, certain stockholders of Legacy AvePoint and the Issuer, including the Reporting Person (together, the “Reg Rights Holders”), entered into the Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Issuer agreed that, within 15 business days after the Closing, the Issuer will file with the SEC (at the Combined Company’s sole cost and expense) a registration statement registering the resale of certain securities held by or issuable to the Reg Rights Holders (the “Resale Registration Statement”), and the Issuer shall use commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as practicable after the filing thereof. Each of (i) the Sixth Street Holders (as defined in the Registration Rights Agreement) and (ii) the other Key Company Stockholders (as defined in the Registration Rights Agreement and which includes the Reporting Person) on the one hand, and the Sponsor (as defined in the Registration Rights Agreement) and Cantor (as defined in the Registration Rights Agreement) on the other, may demand registration of their registrable securities by the Issuer up to twice a year. Each such group of demanding holders may request to sell all or any portion of their registrable securities in an underwritten offering as long as the total offering price is expected to exceed, in the aggregate, $10 million. Parties subject to the Registration Rights Agreement are entitled to unlimited piggyback registration rights.

The foregoing descriptions of the Lock-Up Agreement and Registration Rights Agreement do not purport to be complete, and are qualified in their entirety by reference to the text of such agreements (or the forms thereof). Such agreements (or the forms thereof) are attached hereto as exhibits and are incorporated by reference herein. Other than as described in this Schedule 13D, to the knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

CUSIP No. 053604104

Item 7. Material to be Filed as Exhibits

	Description	Incorporated by Reference
		Schedule / Form	File No.	Exhibit	Filing Date

A.	Form of Lock-up Agreement	8-K	001-39048	10.3	11/23/20

B.	Amended and Restated Registration Rights Agreement	8-K	001-39048	10.4	07/07/21

CUSIP No. 053604104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2021

/s/ James Zhijian Zhu
JAMES ZHIJIAN ZHU

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)